HTY

Shareholder meeting

The fund held its Annual Meeting of Shareholders on February 18, 2014. The following proposal was considered by the shareholders:

Proposal: Election of four (4) Trustees to serve for a three-year term ending at the 2017 Annual Meeting of Shareholders. Each Trustee was re-elected by the fund’s shareholders and the votes cast with respect to each Trustee are set forth below.

	Votes For	Votes Withheld
Independent Trustees
William H. Cunningham	7,727,708.172	145,697.655
Grace K. Fey	7,702,271.895	171,133.932
Hassell H. McClellan	7,732,439.241	140,966.586
Gregory A. Russo	7,722,818.419	150,587.408

Trustees whose term of office continued after the Annual Meeting of Shareholders because they were not up for election are: Charles L. Bardelis, Craig Bromley, Peter S. Burgess, Theron S. Hoffman, Deborah C. Jackson, James M. Oates, Steven R. Pruchansky and Warren A. Thomson.